Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com



                                                  September 24, 2008

VIA EDGAR

Mr. Keith O'Connell
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     AllianceBernstein Global Technology Fund, Inc.
                Prospectus/Proxy Statement
                File Nos. 333-153163 and 811-03131

Dear Mr. O'Connell and Ms. Stout:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14/A filing for AllianceBernstein Global Technology Fund, Inc. ("Global Tech Fund") regarding Global Tech Fund's acquisition of AllianceBernstein Global Health Care Fund, Inc. ("Global Health Care"), as provided orally to Young Seo of this office on September 23, 2008 by Ms. White. The Staff's comments and our responses are discussed below.(1)

-----------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.


Comment 1:  Summary - Comparison of Fees: The expense reduction for Global
            Health Care provided in the text that follows the Comparison of Fees table does not agree with the information provided in the table.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Summary - Comparison of Fees: The reference to the date of the fee table in Appendix A should be revised to reflect that the fee table for only Global Health Care is as of the fiscal year end and that, for Global Tech Fund, the fee table is as of June 30, 2008.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Appendix A - Fee  Table:  The  heading  for the  Advisor  Class of
            Global Health Care is missing "Global Health."

Response:   The  heading for the  Advisor  Class of Global  Health Care states
            "Global Health Care" in the edgar version filed with the SEC.

Comment 4:  Appendix A - Fee Table: For Global Health Care, except for Class
            A, the Total Fund Operating Expenses in the fee table in Appendix A do not agree with the information provided in the Financial Highlights tables in Appendix K.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Appendix A - Fee Table: For Global Tech Fund, when the fee table in Appendix A, which is as of June 30, 2008, is compared to the Financial Highlights tables in Appendix K, for all classes, except Class B, the total expenses have either stayed the same or increased. Please provide an explanation as to why, for Class B, the total expenses have decreased by 8 bps.

Response:   We have revised the expense numbers for Class B. The total expenses for Class B also reflect a slight increase.

Comment 6:  Appendix A - Fee Table: The expenses for the Advisor Class of
            Global Tech Fund do not add up to the stated Total Fund Operating Expenses of 1.19%.

Response:   We have revised the disclosure in response to this comment.

                                    * * *

      We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      We are requesting that the effective date of the Registration Statement be September 24, 2008. We have submitted a request for acceleration of the effective date on September 22, 2008.

      We appreciate your assistance in this matter. If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at
(202) 737-8833.

                                          Sincerely,



                                          /s/ Young Seo
                                          --------------------
                                              Young Seo

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.





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